AMENDMENT NO. 2 TO INVESTMENT ADVISORY AGREEMENT

This Amendment No. 2 to the Investment Advisory Agreement (the “Agreement”) dated August 21, 2006, as amended on May 1, 2009, by and between BlackRock Financial Management, Inc. (the “Adviser”) and Met Investors Advisory LLC (a predecessor to MetLife Advisers, LLC) (the “Manager”), with respect to the BlackRock High Yield Portfolio (the “Portfolio”), a series of Met Investors Series Trust, is entered into effective the 1st day of May, 2010.

WHEREAS the Agreement provides for the Adviser to provide certain investment advisory services to the Manager, for which the Adviser is to receive agreed upon fees; and

WHEREAS the Manager and the Adviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Manager and the Adviser hereby agree that the Agreement is amended as follows:

1.	The following shall be added as Section 2.j. of the Agreement:

“The Adviser may in its sole discretion, and in accordance with applicable law, invest the Portfolio in any investment company, unit investment trust or other collective investment fund, registered or non-registered, for which the Adviser or any of its affiliates serves as investment adviser (“Affiliated Fund”). Consistent with its fiduciary obligation to the Portfolio, the Adviser will make such investments only if in its view, after considering factors deemed relevant by the Adviser, an investment in an Affiliated Fund would be in the best interests of the Portfolio and comparable to similar investment opportunities. In connection with such investments, the Adviser agrees to waive its fees for managing the Portfolio in an amount equal to any advisory fee it receives as a result of any investment by the Portfolio in an Affiliated Fund.”

2.	Section 3 of the Agreement is amended in whole to read as follows:

“Compensation of the Adviser. Subject to Section 2.j. of this Agreement, and in consideration of services rendered pursuant to this Agreement, the Manager will pay the Adviser a fee at the annual rate of the value of the Portfolio’s average daily net assets set forth in Schedule A hereto. Such fee shall be accrued daily and paid monthly as soon as practicable after the end of each month. If the Adviser shall serve for less than the whole of any month, the foregoing compensation shall be prorated. For the purpose of determining fees payable to the Adviser, the value of the Portfolio’s net assets shall be computed at the times and in the manner specified in the Trust’s Registration Statement.”

3.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the 1st day of May, 2010.

METLIFE ADVISERS, LLC		BLACKROCK FINANCIAL MANAGEMENT, INC.

By:	/s/ Authorized Officer	By:	/s/ Authorized Officer
	Authorized Officer		Authorized Officer